CHINA YOUTV CORP.
8th Floor, MeiLinDaSha, Ji 2, GongTi Road, East
Beijing, China 10027
Tel No. 604-801-5022 ; Fax No. 604-876-5564


September 4, 2009,


File No. 001-32984


United States
Securities and Exchange Commission
Washington, D.C. 20549


Attention : James Giugliano, Staff Accountant (Division of Corporation Finance)

Dear Mr. James Giugliano,

Re : SEC Comment Letter dated June 30, 2009 Form 10-K filed on October 3, 2008
        And Form 10-Q filed on May 13, 2009

We understand that :-

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


I regret that I did not write to you earlier and do not ask for any excuses. The third quarterly report for the period ended March 31, 2009 for China
YouTV Corp. has been reviewed by the auditor since August 21, 2009. We have been coordinating and corresponding with each other on a daily basis and it is in the final stage of completion. I believe that the review is quite thorough and the estimated time of completion is the middle of next week.



Yours truly,

/s/  Michael Lee

Michael Lee
Chief Financial Officer